

January 15, 2014

Via E-mail
Robert Y. Lee
Interim Chief Executive Officer
The Grilled Cheese Truck, Inc.
151 North Nob Hill Road, Suite 321
Fort Lauderdale, FL 33324

> **Re: The Grilled Cheese Truck, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 2, 2014**
> **CIK No. 0001497647**

Dear Mr. Lee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 8 and reissue in part. We note that you describe the seasonal ingredients you use as "high quality" on page 41 and that you purchase ingredients from suppliers that carry the "highest quality" products (page 42). Please substantiate your claims or revise accordingly. Please also explain what you mean by your "high food standards" on page 41.

2. Given the nature of your food truck operations, it does not appear consistent to refer to your customers as "guests." Please revise accordingly.

Truck Economics, page 2

3. We note your response to our prior comment 17 and reissue. It is unclear how disclosing sales per square foot is meaningful for investors given that your trucks have no dining area. Without a dining area your square footage would be much smaller than others in the restaurant industry making a reasonable comparison unavailable. Please provide further explanation as to how sales per square foot is a meaningful measure relevant to an understanding of the economics of food trucks and place this figure in context or remove this disclosure.

Strategy, page 3

4. We note your response to our prior comment 18. Please provide greater clarity regarding the "social aspect" of your concept. Please also characterize as your belief the statement that people post pictures of eating at your trucks on social media websites. Further, please clarify if the locations that are set up for street side dining with organized tables and chairs are provided by you or as part of a larger dining or recreational area, and provide an estimate of the number or percentage of your trucks that are adjacent to such seating areas.

Veterans Ownership Opportunity, page 3

5. We note your response to our prior comment 41. Consistent with your disclosure on page 40, please clarify here that development of the veterans ownership opportunity program is in the preliminary stages, and that you have not yet established any budgets or milestones regarding its implementation, nor the methods you anticipate utilizing to assist prospective franchisees with securing financing to acquire a franchise.

As an "emerging growth company" under applicable law, page 23

6. We note that since you appear to qualify as an emerging growth company, as defined in the Jumpstart Our Business Startups Act, you "may" take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In this regard, please revise to clearly state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), clarify your risk factor on page 23 explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Similar disclosures should also be provided in your discussion of this matter on page 28 of MD&A.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

7. We note your revised disclosures on page 35 in response to our prior comment 29 but do not believe the revised disclosures were fully responsive to our request. In this regard, please revise to disclose each option grant made during the twelve month period preceding the expected public offering date, the fair value of each option grant and provide a discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated selling price for shares in the offering. As part of your revised disclosures, please disclose the fair value of the option grant and the expected public offering price for your common shares.

Competition, page 42

8. We note your response to our prior comment 35 and reissue in part. Please revise this section to name your principal competitors.

September 30, 2013 Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-6

7. Promissory Notes Payable, page F-12

9. Please reconcile your statements on page F-12 indicating that the notes payable in the amounts of $37,500 and $12,500 are not in default with your statements on page F-23 which indicate that such notes payable are in default. Given that the notes were due September 30, 2013 and were not paid on such date, your financial statements and MD&A should disclose the nature of the default and when you expect these notes to be repaid or otherwise settled.

9. Warrants, page F-12

10. We note your revised disclosures in response to our prior comment 48. However, we do not believe the revisions made to the notes to your financial statements were fully responsive to our request. In this regard, you have revised to disclose which warrants can be exercised on a cashless basis but did not include the terms under which such warrants may be exercised on a cashless basis. Please revise to clearly disclose the terms under which your warrants may be exercised on a cashless basis.

15. Asset Purchase Agreements, page F-22

11. We note from your response to prior comment 50 that you believe the acquisition of Hook & Ladder was an asset purchase rather than a business combination. Given your disclosure on page F-22 that you purchased "substantially all of the Seller's rights, title and interests in and to certain assets, properties and rights of every kind, nature and description, tangible and intangible, real, personal or mixed, accrued and contingent, which are owned or leased by Sellers and used in the Seller's business, including but not limited to all equipment, customer contracts, property leases, intellectual property, vehicles, books and records, licenses and corporate and trade names," please provide us with your analysis of why this acquisition transaction did not constitute the acquisition of a business. Your response and revised disclosure should clearly explain why the assets and liabilities acquired do not represent a business in accordance with the guidance outlined in ASC 805-10-55-4 through 805-10-55-9. We may have further comment upon receipt of your response.

12. In addition, please explain in the notes to your financial statements how you determined the fair values of the various categories of assets acquired in this transaction including any intangible assets.

Other

13. Please update the financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

14. Please include a currently dated consent of the independent registered public accounting firms as an exhibit upon the filing of your Form S-1 registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Robert Y. Lee
The Grilled Cheese Truck, Inc.
January 15, 2014
Page 5

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Sarah Williams, Esq.